UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1 )*
AtriCure, Inc.

(Name of Issuer)
Common Stock, $0.001 par value per share

(Title of Class of Securities)
04963C209

(CUSIP Number)
December 31, 2007

(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No.	04963C209	13G	Page	2	of	13

1	NAMES OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (Entities Only). Camden Partners Strategic II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,026,721

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,026,721

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,026,721

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.3%

12	TYPE OF REPORTING PERSON*

	OO

CUSIP No.	645526104	13G	Page	3	of	13

1	NAMES OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (Entities Only). Camden Partners Strategic Fund II-A, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,026,721

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,026,721

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,026,721

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.3%

12	TYPE OF REPORTING PERSON*

	PN

CUSIP No.	645526104	13G	Page	4	of	13

1	NAMES OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (Entities Only). Camden Partners Strategic Fund II-B, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,026,721

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,026,721

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,026,721

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.3%

12	TYPE OF REPORTING PERSON*

	PN

CUSIP No.	645526104	13G	Page	5	of	13

1	NAMES OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (Entities Only). Richard M. Berkeley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,026,721

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,026,721

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,026,721

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.3%

12	TYPE OF REPORTING PERSON*

	IN

CUSIP No.	645526104	13G	Page	6	of	13

1	NAMES OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (Entities Only). Donald W. Hughes

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,026,721

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,026,721

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,026,721

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.3%

12	TYPE OF REPORTING PERSON*

	IN

CUSIP No.	645526104	13G	Page	7	of	13

1	NAMES OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (Entities Only). Richard M. Johnston

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,026,721

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,026,721

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,026,721

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.3%

12	TYPE OF REPORTING PERSON*

	IN

CUSIP No.	645526104	13G	Page	8	of	13

1	NAMES OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (Entities Only). David L. Warnock

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,026,721

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,026,721

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,026,721

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.3%

12	TYPE OF REPORTING PERSON*

	IN

This Amendment No. 1 to Schedule 13G (“Amendment No. 1) relating to AtriCure, Inc. (the “Issuer”) is being filed on behalf of the undersigned to amend the Schedule 13G filed with the Commission on December 31, 2005 (collectively, the “Schedule 13G). Capitalized terms used and not defined herein have the same meaning as in the Schedule 13G. Except as provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13G.
Item 4. Ownership.
The third paragraph of Item 4(a) is hereby deleted and replaced in its entirety by the following paragraph:
Fund II-A is the holder of record of 969,225 shares of the Issuer’s Common Stock. Fund II-B is the holder of record of 57,496 shares of Issuer’s Common Stock.
Items 4(b) and 4(c) are hereby deleted and replaced in their entirety by the following:
     (b) Percent of class: All calculations of beneficial ownership percentages are based on the Issuer’s report of having 14,130,674 shares of Common Stock issued and outstanding as of November 14, 2007, on Issuer’s Form 10-Q filed on November 14, 2007 (incorporated herein by reference). The percentages of beneficial ownership reported herein reflect the beneficial ownership if each of the Reporting Persons is deemed to be the beneficial owner of all of the shares of Common Stock held of record by the Funds.

CPS II	7.3%

Fund II-A	7.3%

Fund II-B	7.3%

Berkeley	7.3%

Hughes	7.3%

Johnston	7.3%

Warnock	7.3%
     (c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

CPS II	0

Fund II-A	0

Fund II-B	0

Berkeley	0

Hughes	0

Johnston	0

Warnock	0

(ii) Shared power to vote or to direct the vote

CPS II	1,026,721

Fund II-A	1,026,721

Fund II-B	1,026,721

Berkeley	1,026,721

Hughes	1,026,721

Johnston	1,026,721

Warnock	1,026,721

(iii) Sole power to dispose or to direct the disposition of

CPS II	0

Fund II-A	0

Fund II-B	0

Berkeley	0

Hughes	0

Johnston	0

Warnock	0

(iv) Shared power to dispose or to direct the disposition of

CPS II	1,026,721

Fund II-A	1,026,721

Fund II-B	1,026,721

Berkeley	1,026,721

Hughes	1,026,721

Johnston	1,026,721

Warnock	1,026,721

Exhibits
     Exhibit 1 – Agreement regarding filing of joint Schedule 13G (attached).
     Exhibit 2 – Power of Attorney for Richard M. Berkeley (previously filed as Exhibit 4 to Schedule 13G filed with respect to Pharmanetics, Inc. on May 12, 2003, incorporated herein by reference).
     Exhibit 3 – Power of Attorney for Richard M. Johnston (previously filed as Exhibit 3 to Schedule 13G filed with respect to Pharmanetics, Inc. on May 12, 2003, incorporated herein by reference).
     Exhibit 4 – Power of Attorney for David L. Warnock (previously filed as Exhibit 2 to Schedule 13D/A filed with respect to Concorde Career Colleges, Inc. on February 25, 2003, incorporated herein by reference).
     Exhibit 5 – Form 10-Q (previously filed by AtriCure, Inc. on November 14, 2007, incorporated herein by reference).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 14, 2008

Camden Partners Strategic Fund II-A, L.P.

By:	Camden Partners Strategic II, LLC, its general partner

/s/ Donald W. Hughes

Name:	Donald W. Hughes
Title:	Managing Member

Camden Partners Strategic Fund II-B, L.P.

By:	Camden Partners Strategic II, LLC, its general partner

/s/ Donald W. Hughes

Name:	Donald W. Hughes
Title:	Managing Member

Camden Partners Strategic II, LLC

/s/ Donald W. Hughes

Name:	Donald W. Hughes
Title:	Managing Member

Richard M. Berkeley

/s/ Donald W. Hughes, Attorney-in-Fact

Donald W. Hughes

/s/ Donald W. Hughes

Richard M. Johnston

/s/ Donald W. Hughes, Attorney-in-Fact

David L. Warnock

/s/ Donald W. Hughes, Attorney-in-Fact